UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Brazil’s Azul Signs LOI for up to 50 E195-E2 jets

Farnborough, UK, July 15, 2014 –  Embraer S.A. announced today, at the 2014 edition of the Farnborough International Airshow, that it has signed a Letter of Intent (LOI) with Azul Linhas Aéreas Brasileiras S.A for 30 firm orders for the E195-E2 jets. The firm order is expected to be completed by the fourth quarter of this year, when the aircraft will be added to the Company’s backlog.

Besides the firm order, the LOI includes additional 20 purchase rights for the same model, bringing the total potential order to up to 50 E195-E2 jets. The contract for the E-Jets E2 has an estimated value of USD 3.1 billion, at list prices, if all purchase rights are converted to firm orders. As the first airline to order the E195-E2, Azul becomes the launch operator for this aircraft.

“With the E-Jets family as the backbone of it’s fleet, Azul has brought affordable air travel to an entirely new segment of the population in Brazil,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “With this order today, all of us at Embraer are proud to know that the Brazilian market will continue to be served long into the future with our latest products. We thank Azul for their commitment and partnership which has culminated in this very important milestone that we celebrate today.”

Currently, the Brazilian airline has a total of 82 E-Jets in service and another 11 on order. It operates the largest fleet of E195s in the world.

“Our partnership with Embraer has been fundamental to Azul’s success from the very beginning.  Since 2008 the E-Jets have enabled Azul’s exponential growth, resulting in the creation of an entirely new market for domestic air travel.  In addition, by selecting airplanes designed and developed in our home country, Azul significantly contributes to thousands of highly skilled jobs in Brazil”, says David Neeleman, CEO. “The E2 will be the most advanced model in its category, allowing us to reduce operating costs, further increase capacity and deliver an even higher level of service to our customers”.

The first delivery of an E-Jets E2 (the E190-E2) is planned for the first semester of 2018.  The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020.  The E-Jets E2 program reinforces Embraer’s commitment to continuously invest in the company’s line of commercial jets and to maintain leadership in the 70 to 130-seat aircraft segment.  Embraer’s E-Jets E2s have state-of-the-art geared turbofan engines. Combined with new aerodynamically-advanced wings, full fly-by-wire flight controls and improvements to other systems, the E2s will deliver significant reductions in fuel burn, maintenance costs, emissions and external noise.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About Azul

Azul, the third largest airline in Brazil, offers more than 870 daily flights to 104 destinations in the country. With a fleet of 141 aircraft and 10.000 crewmembers, the company currently has a 33% share of departures of the Brazilian aviation market. In 2014 Azul was elected for the fourth time in a row by Skytrax as the best low cost carrier in Latin America. The company was also recognized by FlightStats as the company with best on-time performance in Latin America and best low cost carrier in the world by CAPA in 2013. For more information visit www.voeazul.com.br

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer